UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

BioLineRx Ltd.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

09071M 10 6
(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
3,480,396
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
3,480,396
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,480,396

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

6.4%
14.	Type of Reporting Person

CO
2

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
3,480,396
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
3,480,396
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,480,396

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

6.4%
14.	Type of Reporting Person

CO
3

CUSIP No. 09071M 10 6

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
3,480,396
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
3,480,396
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,480,396

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

6.4%
14.	Type of Reporting Person

IN
4

This Amendment No. 6 to the Schedule 13D initially filed on February 27, 2012 as amended by Amendment No. 1 filed March 7, 2012, Amendment No. 2 filed April 2, 2012, Amendment No. 3 filed October 16, 2012, Amendment No. 4 filed March 8, 2013 and Amendment No. 5 filed March 10, 2014, is filed by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), FCMI Financial Corporation (“FCMI”), and Albert D. Friedberg (collectively with Pan Atlantic and FCMI, the “Filing Persons”), and relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of BioLineRx Ltd., an Israeli corporation (the “Issuer”) and to American Depositary Shares (“ADS”) representing the Ordinary Shares. Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 1.	Security and Issuer

Item 1of the Schedule 13D is hereby amended by the addition of the following information:

On June 1, 2105, the Issuer announced that at an Extraordinary General Meeting (“EGM”) of shareholders held May 31, 2015, the Issuer’s shareholders had approved a one-for-ten reverse split of the Issuer’s Ordinary Shares (the “Reverse Split”), and that the Reverse Split would be effective June 5, 2015. On June 8, 2015, The Bank of New York Mellon, as Depositary for the Issuer’s ADSs, filed an amended form of American Depositary Receipt to evidence the Issuer’s ADSs, reflecting a change in the number of Ordinary Shares evidenced by each ADS from 10 Ordinary Shares per ADS to one Ordinary Share per ADS (the “Ratio Change”). The Filing Person are filing this Amendment No. 6 to their Schedule 13D to reflect the change in their beneficial ownership of the Issuer’s Ordinary Shares resulting from the Reverse Split and the Ratio Change, and to update the Schedule 13D regarding their percentage beneficial ownership of the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On the date of this Schedule 13D, giving effect to the Reverse Split and the Ratio Change, the Filing Persons are the beneficial owners of 3,480,396 Ordinary Shares, constituting approximately 6.4% of the Issuer’s Ordinary Shares. Such percentage beneficial ownership has been calculated as if 54,190,051 Ordinary Shares were outstanding, consisting of (i) 53,490,051 Ordinary Shares outstanding on June 5, 2015 (the effective date of the Reverse Split of 534,900,507 shares outstanding on April 28, 2015, as reported by the Issuer in its Proxy Statement for the EGM dated April 28, 2015 filed as Exhibit 1 to its Form 6-K filed that date, plus (ii) 700,000 Ordinary Shares (7,000,000 Ordinary Shares prior to the Reverse Split) underlying warrants held by Pan Atlantic to purchase 700,000 ADSs, which are deemed to be outstanding for purposes of this calculation pursuant to Commission Rule 13d-3(d)(1)(i) under the Act.

Of such 3,480,396 Ordinary Shares beneficially owned by the Filing Persons:

•	783,396 Ordinary Shares are issued and outstanding and owned directly by Pan Atlantic (including 31,177 Ordinary Shares held for the benefit of the other member of the joint venture described in Item 4 of the Filing Persons’ Schedule 13D filed February 27, 2012);

•	1,997,000 Ordinary Shares are issued and outstanding and evidenced by 1,997,000 ADSs held by Pan Atlantic; and

•	700,000 Ordinary Shares are issuable upon issuance of 700,000 ADSs issuable upon exercise of the Warrants held by Pan Atlantic.
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Pan Atlantic is a wholly owned subsidiary of FCMI. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned by FCMI’s wholly-owned subsidiary, Pan Atlantic. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI or Pan Atlantic beneficially own any Ordinary Shares or ADSs.

Except as described in this Schedule 13D (Amendment No. 6), none of the Filing Persons and none of the officers or directors of FCMI or of Pan Atlantic beneficially owns any Ordinary Shares or ADSs. None of such persons has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Amendment No. 6 to the Filing Persons’ Schedule 13D.

6

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2015

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Douglas A. Newsam
Name: Douglas A. Newsam
Title: Director

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title:Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg